

August 29, 2011

<u>Via E-Mail</u>

Mr. C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

      Re: **Darden Restaurants, Inc.**
                Form 10-K for the year ended May 29, 2011
                Filed July 22, 2011
                File No. 001-13666

Dear Mr. Richmond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended May 29, 2011</u>
<u>Exhibit 13</u>
<u>Unearned Revenues, page 30</u>

1. We note that you recognize breakage for unused gift card amounts in proportion to actual gift card redemptions. We also note that during fiscal 2010 you changed your estimate of gift card breakage and adjusted unearned revenue with a corresponding reduction in gift card breakage of $20.4 million as a result of a significantly higher trend in gift card redemption. In light of such current consumer redemption behavior, the increase in gift card sales and that unearned revenue represented $200 and $172.7 million of your balance sheet at May 31, 2011 and 2010, respectively, please tell us and expand your unearned revenue policy footnote to disclose the estimate value or percentage of gift card sales that you recognize as breakage for each period presented and the period over which breakage is recognized. Furthermore, as part of your response please describe for us your

methodology for being able to reasonably and objectively determine the amount of gift card breakage in addition to the estimated time period of actual gift card redemption. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief